Exhibit 99.1

2022 AGM Results Release
Paris, Thursday May 5, 2022

RESULTS OF 2022 ANNUAL GENERAL
MEETING OF TECHNIP ENERGIES

■ Approval of all resolutions including: ■ Approval of the financial statements for the financial year 2021 ■ Dividend of €0.45 per share payable as of May 20, 2022

Paris, Thursday, May 5, 2022. Technip Energies (PARIS:TE) (the “Company”), a leading Engineering & Technology company for the energy transition, today announced that all resolutions submitted to the shareholders for approval at the 2022 Annual General Meeting of Shareholders (“AGM”) were adopted.

All resolutions on the Agenda received a majority of votes in favor including shareholder approval for the 2021 financial statements and the proposed dividend of EUR 0.45 per outstanding common share for the 2021 financial year. The voting results are available at https://investors.technipenergies.com/news-events/agm.

The following calendar is applicable with respect to the dividend payment:
	Common shares	American Depositary Receipts
◾ Ex-dividend date	May 18, 2022	May 16, 2022
◾ Record date for dividend eligibility	May 19, 2022	May 17, 2022
◾ Payment of cash dividend	May 20, 2022	Will advise

Contacts
Investor Relations	Media Relations
Phillip Lindsay	Stella Fumey
Vice President, Investor Relations	Director Press Relations & Digital Communications
Tel: +44 20 7585 5051	Tel: +33 1 85 67 40 95
Email: Phillip Lindsay	Email: Stella Fumey

Q1 2022 Results Release
Paris, Thursday May 5, 2022

About Technip Energies
Technip Energies is a leading Engineering & Technology company for the energy transition, with leadership positions in LNG, hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The Company benefits from its robust project delivery model supported by an extensive technology, products and services offering.
Operating in 34 countries, our 15,000 people are fully committed to bringing our clients’ innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.
Technip Energies shares are listed on Euronext Paris. In addition, Technip Energies has a Level 1 sponsored American Depositary Receipts (“ADR”) program, with its ADRs trading over-the-counter.